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EXHIBIT 99(a)(1)(xxii)

SUPPLEMENT TO OFFER TO PURCHASE FOR CASH

ALL OF THE OUTSTANDING SHARES OF COMMON STOCK

OF

NEXT LEVEL COMMUNICATIONS, INC.
NOT OWNED BY MOTOROLA, INC. OR ITS SUBSIDIARIES

AT AN INCREASED CASH PRICE OF

$1.18 NET PER SHARE

BY

MOTOROLA, INC.

        THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, APRIL 11, 2003, WHICH DATE MAY BE EXTENDED BY MOTOROLA, INC. ("MOTOROLA") PURSUANT TO THE OFFER TO PURCHASE.

        THE BOARD OF DIRECTORS OF NEXT LEVEL COMMUNICATIONS, INC. ("NEXT LEVEL"), ACTING ON THE ADVICE OF THE COMMITTEE OF INDEPENDENT DIRECTORS OF NEXT LEVEL'S BOARD OF DIRECTORS (THE "INDEPENDENT COMMITTEE"), HAS DETERMINED THAT THE AMENDED OFFER IS FAIR TO NEXT LEVEL AND ITS SHAREHOLDERS, AND NEXT LEVEL RECOMMENDS THAT SHAREHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED OFFER.

        THE AMENDED OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), OF NEXT LEVEL WHICH, EXCLUDING THE SHARES BENEFICIALLY OWNED BY MOTOROLA AND CERTAIN OTHER PERSONS, AS SET FORTH IN THE OFFER TO PURCHASE UNDER THE HEADING "INTRODUCTION—MINIMUM TENDER CONDITION," WILL CONSTITUTE AT LEAST A MAJORITY OF THE OUTSTANDING SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER (THE "MINIMUM TENDER CONDITION"). THE AMENDED OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS AS SET FORTH IN THE OFFER TO PURCHASE UNDER THE HEADING THE TENDER OFFER—SECTION 10 ("CERTAIN CONDITIONS OF THE OFFER"), AS THE SAME HAVE BEEN AMENDED BY MOTOROLA, AND IN THIS SUPPLEMENT UNDER THE HEADING SUPPLEMENTAL TERMS OF THE TENDER OFFER—SECTION 8 ("CERTAIN CONDITIONS OF THE AMENDED OFFER").

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT

        Shareholders desiring to tender all or any portion of their Shares should do one of the following, as applicable: (1) complete and sign the original (blue) or revised (purple) Letter of Transmittal and enclose all the documents required by it and its instructions, including your Share certificates and any required signature guarantees, and mail or deliver such documents to the Depositary at the address listed on the back cover of this document; (2) follow the procedure for book-entry transfer of Shares set forth in the Offer to Purchase under the heading The Tender Offer—Section 3 ("Procedure for Tendering Shares"); or (3) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction for them. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender those Shares.

        A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase under the heading The Tender Offer—Section 3 ("Procedure for Tendering Shares").

        Questions and requests for assistance may be directed to the Information Agent (as defined herein) or to the Dealer Manager (as defined herein) at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Requests for additional copies of the Offer to Purchase, the revised (purple) Letter of Transmittal or this Supplement may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies.

THE DEALER MANAGER FOR THE OFFER IS:

J.P. MORGAN SECURITIES INC.

The date of this Supplement to the Offer to Purchase is

March 26, 2003

SUMMARY TERM SHEET

        This summary highlights important and material information from this Supplement to the Offer to Purchase (this "Supplement") and the Offer to Purchase but is intended to be an overview only. To fully understand the Offer as supplemented by this document and for a more complete description of the terms of the Offer, you should read carefully this entire document along with the related Offer to Purchase, dated January 27, 2003, as amended by amendments to the Tender Offer Statement filed by Motorola with the Securities and Exchange Commission ("SEC") (as so amended, the "Offer to Purchase"), the appendices to the Offer to Purchase, documents incorporated by reference or otherwise referred to herein and the revised (purple) Letter of Transmittal. Section references are included to direct you to a more complete description of the topics contained in this Supplement or in the Offer to Purchase, as applicable.

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  Motorola, Inc. ("Motorola") has amended its offer to acquire all of the shares of common stock, par value $0.01 per share (the "Shares"), of Next Level Communications, Inc. ("Next Level") not owned by Motorola or its subsidiaries by increasing the price in the offer to $1.18 per share in cash, subject to the terms and conditions set forth in the Offer to Purchase, the revised (purple) Letter of Transmittal and this Supplement (together with the Offer to Purchase, the "Amended Offer"). All shareholders whose Shares are validly tendered (and not withdrawn) and accepted for payment (including Shares tendered prior to the date of this Supplement) will receive the increased price even if such shareholders have previously tendered (and not withdrawn) their Shares and take no further action. See Offer to Purchase: The Tender Offer—Section 1 ("Terms of the Offer") and Supplemental Terms of the Tender Offer—Section 1 ("Terms of the Amended Offer") for a description of the terms of the Offer to Purchase.

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  Next Level's board of directors recommends that you tender your shares in the Amended Offer. Next Level's determination to recommend that shareholders tender their Shares into the Amended Offer was made by Next Level's board of directors acting on the advice of a committee of the independent Next Level directors (the "Independent Committee"), which was given the responsibility to evaluate Motorola's tender offer and take action on behalf of Next Level's full board of directors with respect to such tender offer. See Special Factors—Section 4 ("Next Level's Position Regarding the Fairness of the Amended Offer").

  •
  In addition, Walter Clay, who is the only director of Next Level who owns any Shares, has stated that he intends to tender his Shares in the Amended Offer.

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  Next Level Partners, LLC (as the assignee of Kevin Kimberlin), Spencer Segura, and Jacquelyn Segura, and certain of their affiliates, who collectively hold approximately 2.7 million Shares—the largest ownership block in Next Level other than Motorola—have contractually committed to tender to Motorola all Shares owned by them pursuant to the Amended Offer. See Special Factors—Section 3 ("Lock-Up Agreements").

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  Next Level, Next Level Partners, LLC, and Spencer and Jacquelyn Segura have dismissed the lawsuit that they brought against Motorola in an effort to stop the tender offer. In addition, Motorola and Next Level have reached an agreement in principle (subject to court approval) with the plaintiffs in the six shareholder class action lawsuits to settle all known pending shareholder litigation. See Supplemental Terms of the Tender Offer—Section 9 ("Certain Legal Matters").

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  The Amended Offer is conditioned on, among other things, the valid and unwithdrawn tender of at least a majority of the Shares owned by persons other than Motorola and certain other persons as set forth in the Introduction—Minimum Tender Condition (the "Minimum Tender Condition"). The Amended Offer is subject to certain other conditions set forth in the Offer to Purchase and as supplemented by this Supplement. Those conditions include a requirement that

    Next Level's board of directors and the Independent Committee not withdraw, amend or modify its Solicitation/Recommendation Statement filed on Schedule 14D-9 as amended on the date hereof to recommend that Next Level shareholders tender their Shares. See Supplemental Terms of the Tender Offer—Section 8 ("Certain Conditions of the Amended Offer").

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  If the Amended Offer is completed, Motorola will, if necessary, exercise warrants and conversion rights of preferred stock sufficient for it to own 90% of the Shares, and Motorola will effect a merger (the "Merger") between Next Level and a wholly owned subsidiary of Motorola under the "short form" merger provisions of the Delaware General Corporation Law (the "DGCL"). The consideration paid in the Merger will be the same consideration paid in the Amended Offer. See Offer to Purchase: The Tender Offer—Section 8 ("Merger and Appraisal Rights; 'Going Private' Rules") for more information on the Merger.

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  This is a "going private" transaction. As a result of the Merger:

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  Motorola would own directly or indirectly all of the equity interests in Next Level;

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  Next Level's current shareholders would no longer have any interest in Next Level's future earnings and growth, if any;

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  Next Level would no longer be a public company, and its financial statements would no longer be publicly available; and

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  Next Level common stock would no longer trade on the Nasdaq National Market.

  See Offer to Purchase: Special Factors—Section 5 ("Certain Effects of the Offer and Merger") for more information on the effects of the Amended Offer and Merger.

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  Shareholders who sell their Shares in the Amended Offer will, if the Amended Offer is completed, receive cash for their Shares sooner than shareholders who wait for the Merger, but shareholders who tender will not be entitled to a judicial appraisal of the fair value of their Shares under Section 262 of the DGCL. If the Amended Offer and Merger are completed, any shareholders who do not tender their Shares may properly dissent from the Merger and exercise such appraisal rights. However, failure to timely follow the procedures set forth in Section 262 of the DGCL may result in a loss of such rights. See Offer to Purchase: The Tender Offer—Section 8 ("Merger and Appraisal Rights; 'Going Private' Rules") for more information on appraisal rights.

QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER

HOW IS MOTOROLA AMENDING ITS TENDER OFFER?

        Motorola is amending its tender offer to increase the offer price from $1.04 to $1.18 per share in cash. The $1.18 per Share price represents a 25.5% premium over the closing price on March 21, 2003, which was the last trading day prior to the announcement of the increase to $1.18 per Share in the Amended Offer, and a 13.5% increase above the $1.04 per Share price originally offered by Motorola in the Offer to Purchase. The $1.18 per Share price also represents a 29.8% premium over the closing price January 10, 2003, which was the last trading day prior to Motorola's announcement of an intention to commence a tender offer for the remaining Shares of Next Level at $1.04 per Share and premiums of 46.0%, 39.2% and 33.5% over the 90, 20 and 5 trading days ending on January 10, 2003 respectively. You should obtain a recent market quotation for Shares of the Common Stock of Next Level in deciding whether to tender your Shares. See Supplemental Terms of The Tender Offer—Section 5 ("Price Range of Shares; Dividends").

DOES NEXT LEVEL RECOMMEND THAT I TENDER MY SHARES IN THE AMENDED OFFER?

        Yes. Next Level recommends that you tender your Shares in the Offer. Next Level's determination of the fairness of the Offer was made by Next Level's board of directors acting on the advice of its Independent Committee with only one of four members dissenting.

IF I ALREADY TENDERED MY SHARES IN THE ORIGINAL OFFER, DO I HAVE TO DO ANYTHING NOW?

        No. Shareholders who previously validly tendered their Shares and have not withdrawn them do not have to take any further action. If the Amended Offer is completed, these shares will be accepted for payment and such shareholders will receive the increased price of $1.18 per share.

HAS THE EXPIRATION DATE OF THE TENDER OFFER BEEN CHANGED?

        The expiration date of the Amended Offer is 5:00 P.M., New York City time, on Friday, April 11, 2003.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

        If you have questions or you need assistance you should contact the Information Agent at the following address and telephone number:

      Georgeson Shareholder Communications Inc.
      17 State Street, 10th floor
      New York, New York 10004
      Toll Free: 866-203-9357
      Banks and Brokers may call collect: 212-440-9800

v

TO THE HOLDERS OF SHARES OF COMMON STOCK
OF
NEXT LEVEL COMMUNICATIONS, INC.

INTRODUCTION

        The following information amends and supplements the Offer to Purchase of Motorola, Inc., a Delaware corporation ("Motorola"), dated January 27, 2003, as amended by amendments to the Tender Offer Statement filed by Motorola with the Securities and Exchange Commission ("SEC") (as so amended, the "Offer to Purchase") to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Next Level Communications, Inc., a Delaware corporation ("Next Level"), not owned by Motorola or its subsidiaries, at the increased price of $1.18 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal as amended and supplemented by this Supplement (this "Supplement") to the Offer to Purchase (together, the "Amended Offer"). Tendering shareholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the revised Letter of Transmittal, transfer taxes on the purchase of Shares by Motorola pursuant to the Offer. Motorola will pay all charges and expenses of J.P. Morgan Securities Inc. ("JPMorgan" or "Dealer Manager"), Mellon Investor Services LLC (the "Depositary") and Georgeson Shareholder Communications Inc. (the "Information Agent").

  THE BOARD OF DIRECTORS OF NEXT LEVEL COMMUNICATIONS, INC. ("NEXT LEVEL"), ACTING ON THE ADVICE OF THE COMMITTEE OF INDEPENDENT DIRECTORS OF NEXT LEVEL'S BOARD OF DIRECTORS (THE "INDEPENDENT COMMITTEE"), HAS DETERMINED THAT THE AMENDED OFFER IS FAIR TO NEXT LEVEL'S UNAFFILIATED SHAREHOLDERS, AND NEXT LEVEL RECOMMENDS THAT SUCH SHAREHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES PURSUANT TO THE AMENDED OFFER.

  THE AMENDED OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN A NUMBER OF SHARES OF NEXT LEVEL WHICH, EXCLUDING THE SHARES BENEFICIALLY OWNED BY MOTOROLA AND CERTAIN OTHER PERSONS, AS SET FORTH IN THE OFFER TO PURCHASE UNDER THE HEADING "INTRODUCTION—MINIMUM TENDER CONDITION," WILL CONSTITUTE AT LEAST A MAJORITY OF THE OUTSTANDING SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER (THE "MINIMUM TENDER CONDITION"). THE AMENDED OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS AS SET FORTH IN THE OFFER TO PURCHASE UNDER THE HEADING THE TENDER OFFER—SECTION 10 ("CERTAIN CONDITIONS OF THE OFFER") AS THE SAME HAVE BEEN AMENDED BY MOTOROLA AND IN THIS SUPPLEMENT UNDER THE HEADING SUPPLEMENTAL TERMS OF THE TENDER OFFER—SECTION 8 ("CERTAIN CONDITIONS OF THE AMENDED OFFER").

  THIS SUPPLEMENT AND THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY TOGETHER WITH THE OFFER TO PURCHASE BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

        Except as otherwise expressly set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase and the related Letter of Transmittal remain applicable in all respects to the Offer and are incorporated herein by this reference. This Supplement should be read carefully in conjunction with the Offer to Purchase and the Letter of Transmittal. Capitalized terms used herein and not otherwise expressly defined shall have the meanings set forth in the Offer to Purchase.

        Procedures for tendering Shares are set forth in the Offer to Purchase under the heading The Tender Offer—Section 3 ("Procedure for Tendering Shares"). Tendering shareholders may continue to use the original (blue) Letter of Transmittal and the original (green) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or they may use the revised (purple) Letter of Transmittal and the revised (orange) Notice of Guaranteed Delivery circulated with this Supplement. Although the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, shareholders using such document to tender their Shares will nevertheless be deemed to be tendering pursuant to the Amended Offer and will receive the increased offer price per Share described in this Supplement if Shares are accepted for payment and paid for by Motorola pursuant to the Amended Offer.

        SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. SHAREHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $1.18 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY MOTOROLA PURSUANT TO THE AMENDED OFFER. THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE AMENDED OFFER ARE SET FORTH IN THE OFFER TO PURCHASE UNDER THE HEADING THE TENDER OFFER—SECTION 4 ("RIGHTS OF WITHDRAWAL").

Purpose Of The Amended Offer; The Merger

        The purpose of the Amended Offer is to acquire for cash as many outstanding Shares as necessary for Motorola to own at least 90% of the Shares as a first step in acquiring the entire equity interest in Next Level. Motorola believes that it has sufficient currently exercisable warrants and conversion rights of preferred stock that would permit it, directly or indirectly through its subsidiaries, to acquire 90% of the Shares so long as the Minimum Tender Condition is satisfied.

        Upon consummation of the Amended Offer, and provided that Motorola then owns 90% of the outstanding Shares and all other classes of Next Level capital stock, Motorola will effect a merger between Next Level and a wholly owned subsidiary of Motorola pursuant to the "short form" merger provisions of Section 253 of the Delaware General Corporation Law ("DGCL") without prior notice to, or any action by, any other shareholder of Next Level (the "Merger"). This Merger will result in each then outstanding Share (other than Shares owned by Motorola or its subsidiaries, or Shares, if any, held by shareholders who are entitled to and who properly exercise dissenters' rights under Delaware law) being converted into the right to receive the same amount of cash consideration paid in the Amended Offer. See Offer to Purchase: The Tender Offer—Section 7 ("Certain Information Concerning Motorola").

Minimum Tender Condition

        The Amended Offer is conditioned on, among other things, the Minimum Tender Condition being satisfied, meaning that Next Level shareholders (other than (a) Motorola, its subsidiaries, affiliates, officers and directors, (b) the officers of Next Level, and (c) Eugene Delaney and Gray Benoist, who are members of Next Level's board of directors designated by Motorola (collectively, the "Excluded Shareholders")) have validly tendered and not withdrawn a majority of the outstanding Shares owned by them as of the date the Shares are accepted for payment pursuant to the Amended Offer. For purposes of the Minimum Tender Condition, the officers of Motorola and Next Level are those management personnel qualifying as "officers" of Motorola or Next Level, as applicable, within the meaning of Rule 16a-1 promulgated under the Securities Exchange Act.

        Based on information about Next Level's capitalization recently provided to Motorola by Next Level's financial advisors and Next Level's Solicitation and Recommendation Statement filed on Schedule 14D-9 on February 4, 2003, approximately 87,198,384 Shares are currently issued and outstanding. Of those Shares, 22,996,389 Shares are owned by persons other than the Excluded Shareholders. In addition, according to the information provided to Motorola, there are approximately outstanding warrants and stock options for the purchase of 5,070,520 Shares that are exercisable at $1.18 or less. Of those Shares reserved in respect of options and warrants, approximately 4,820,520 Shares are reserved in respect of stock options held by persons other than the Excluded Shareholders.

        Based on the foregoing, the Minimum Tender Condition would be satisfied if Next Level shareholders tender (and do not withdraw) at least 11,498,195 Shares (assuming none of the outstanding stock options or warrants held by persons other than Excluded Shareholders are exercised prior to expiration of the Amended Offer). However, the number of Shares required to satisfy the Minimum Tender Condition would increase by one-half of the number of Shares that are issued by Next Level in respect of stock options or warrants exercised prior to the expiration of the Amended Offer (or, assuming the exercise of all options or warrants held by persons other than Excluded Shareholders, by 2,410,260 additional Shares).

        Of the 22,996,389 Shares referred to above, approximately 2.7 million Shares are held of record or beneficially owned by Next Level Partners, LLC, and Spencer and Jacquelyn Segura, and certain of their affiliates, each of whom are affiliates of Spencer Trask Media and Communications Group (collectively, the "Spencer Trask Shareholders"). Each of the Spencer Trask Shareholders has contractually committed to tender their Shares pursuant to the Amended Offer. See Special Factors—Section 3 ("Lock-Up Agreement").

        Next Level has also advised Motorola that Walter Clay, who is the only member of Next Level's Board of Directors owning any Shares, intends to tender all of his Shares pursuant to the Amended Offer, except to the extent of any restrictions created by Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE REVISED (PURPLE) LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE AMENDED OFFER.

SPECIAL FACTORS

1.    BACKGROUND OF AMENDED OFFER

        Motorola commenced the Offer on January 27, 2003 in accordance with SEC rules by making available and disseminating to Next Level shareholders the Offer to Purchase and related Letter of Transmittal and by filing a Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") with the SEC. As disclosed in the Schedule TO, representatives of Motorola and Next Level's Independent Committee discussed Motorola's tender offer on several occasions, but those discussions did not result in agreement on any issue with respect to the Offer. The following provides a summary of the contacts and negotiations resulting in the Amended Offer.

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From March 7, 2003 through March 13, 2003, representatives of Morgan Stanley and JPMorgan discussed the status of the Offer.

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On March 13, 2003, Paul Latchford (a member of the Independent Committee), Michael Norris (Next Level's chief executive officer), Donald McLellan (a Motorola executive) and representatives of Morgan Stanley and JPMorgan met in Schaumberg, Illinois. Walter Clay (another member of the Independent Committee) and Richard Smith (a Motorola executive who formerly was a director of Next Level) attended by conference telephone. The Next Level representatives sought to discuss alternate transactions in which Next Level would remain an independent company and the parties also discussed different tender offer consideration in kind and amount, but failed to reach any agreement. On the same day, a representative of Morgan Stanley spoke with a representative of JPMorgan regarding the tender offer transaction.

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On March 14, 2003, a representative of JPMorgan spoke with a representative of Morgan Stanley. In that discussion, the JPMorgan and Morgan Stanley representatives explored alternative prices to determine whether further negotiations would be fruitful.

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On March 17, 2003, a representative of Morgan Stanley spoke with a representative of JPMorgan to discuss the possibility that the Independent Committee would take a neutral position with respect to the Offer if Motorola were to increase its price to $1.25 per share and the possibility that the Independent Committee would agree enter into a merger agreement with Next Level at a price of $1.50 per share.

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On March 20, 2003, Mr. Latchford spoke with Messrs. McLellan and Smith and Mr. John O'Donohue (another member of Motorola management) on several occasions about possible changes to the Motorola Offer. Mr. McLellan indicated that Motorola might be prepared to increase its offer if the Independent Committee were to agree to enter into a merger agreement at a price per Share in the range of $1.14 per Share. Mr. Latchford indicated that a majority of the Independent Committee would not support such a proposal. On the same day, Alex Good (a member of the Independent Committee) and Mr. Latchford spoke to Mr. McLellan on several separate occasions about whether Motorola would increase its offer to $1.18 per share if the Independent Committee were to recommend in favor of the Motorola Offer at that price. Mr. McLellan indicated that Motorola would consider increasing its offer to that price only if (i) Next Level signed a merger agreement with Motorola, (ii) Next Level and the Spencer Trask Shareholders agreed to dismiss the litigation they had filed against Motorola and release Motorola from all claims, (iii) Motorola and Next Level reached agreements in principle in the shareholder class action litigations and (iv) the Spencer Trask Shareholders agreed to tender all of their shares at that price. Also on March 20, 2003, counsel to Next Level and Motorola spoke about a merger agreement and related issues.

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On March 21, 2003, Messrs. Latchford, Clay and Good spoke with Mr. McLellan on several occasions about possible changes to the Motorola Offer. Mr. McLellan indicated that Motorola was prepared to increase its offer to $1.18 if (i) Next Level signed a merger agreement with Motorola, (ii) Next Level and the Spencer Trask Shareholders agreed to dismiss the litigation they had filed against Motorola and release Motorola from all claims, (iii) Next Level and Motorola reached agreements in principle in the shareholder class action litigations and (iv) the Spencer Trask Shareholders agreed to tender all of their shares at that price. Mr. Latchford indicated that a majority of the Independent Committee would support such a proposal, but the Independent Committee would not agree to sign a merger agreement that was not conditioned on the affirmative vote of a majority of Next Level's shareholders other than Motorola and the other Excluded Shareholders.

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On March 22, 2003, Messrs. Latchford, Clay and Good spoke with Messrs. McLellan, Smith and O'Donohue to discuss the satisfaction of Motorola's conditions to increasing the Offer Price to $1.18 per Share. Messrs. Latchford, Clay and Good indicated that they were still not willing to agree to a merger agreement.

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On March 23, 2003, McLellan agreed that Motorola would agree to increase the Offer Price to $1.18 per Share in the absence of a merger agreement with Next Level, provided that (i) the Independent Committee was willing to recommend that Next Level shareholders accept the tender offer, (ii) Next Level and the Spencer Trask Shareholders agreed to dismiss the litigation they had filed against Motorola and release Motorola from all claims, (iii) Next Level and Motorola reached agreements in principle in the shareholder class action litigations and (iv) the Spencer Trask Shareholders agreed to tender all of their shares at that price.

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On March 23, 2003, Motorola received assurances that the Spencer Trask Shareholders would tender their Shares in the Amended Offer. The Lock-Up Agreements were signed as of March 25, 2003.

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On March 23, 2003, the Independent Committee met telephonically to discuss and approve the increased price per share of the Amended Offer and the proposed settlement agreement with Motorola. The Independent Committee approved recommendation of the Amended Offer and proposed settlement agreement by a three to one vote.

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On March 24, 2003, agreements were reached, subject to court approval, to settle litigation among Motorola, Next Level and the shareholder class action plaintiffs. In addition, Next Level, the Spencer Trask Shareholders and Motorola entered into an agreement to settle the litigation Next Level and the Spencer Trask Shareholders had filed against Motorola.

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On March 24, 2003, Motorola and Next Level jointly announced an increase in the Offer Price to $1.18 per Share, Next Level's favorable recommendation of the Amended Offer and the settlement of the litigation.

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On the date of this Supplement, Next Level filed with the SEC a Solicitation/Recommendation Statement recommending that Next Level shareholders tender their Shares in the Amended Offer.

2.    NEXT LEVEL'S POSITION REGARDING THE FAIRNESS OF THE AMENDED OFFER

        The rules of the SEC require Next Level to express its belief as to the fairness of the Amended Offer to Next Level's shareholders who are not affiliated with Next Level or Motorola. Next Level has provided its statement of belief in Amendment No. 11 to its Schedule 14D-9 Solicitation and Recommendation Statement ("Schedule 14D-9"), dated the date hereof, which will be mailed to Next Level shareholders. In the Schedule 14D-9, Next Level recommends that Next Level shareholders tender their Shares in the Amended Offer.

        Next Level's determination to recommend that Next Level shareholders tender into the Amended Offer was made upon a recommendation, by a three-to-one vote, of the Independent Committee. As a result of the potential conflict of interest arising from current or past affiliations between the members of the Next Level board of directors (other than the members of the Independent Committee) and Motorola, the Next Level board of directors delegated to the Independent Committee the authority to consider and make a recommendation regarding the Amended Offer to the shareholders not affiliated with Next Level or Motorola. Messrs. Benoist and Delaney recused themselves from consideration of the Offer because of their affiliation with Motorola. In addition, Next Level director Kraig Kornblau dissented from the decision of the Next Level's board of directors and Independent Committee for the reasons described in the Schedule 14D-9. See the Schedule 14D-9 for more information about the determination made by the Independent Committee and Next Level's board of directors, as well as Mr. Kornblau's dissent therefrom.

3.    LOCK-UP AGREEMENTS

        On March 23, 2003, representatives of each of the Spencer Trask Shareholders stated that they would promptly enter into a Lock-Up Agreement (collectively the "Lock-Up Agreements"), pursuant to which the Spencer Trask Shareholders would contractually affirm their intention to tender (and not to withdraw) all Shares owned by them into the Amended Offer at a price of $1.18 per Share. The Spencer Trask Shareholders also agreed to use reasonable efforts to cause certain additional Shares beneficially owned by them through affiliated partnerships to be tendered in the Amended Offer. The Lock-Up Agreements were signed by the parties as of March 25, 2003.

        A copy of each Lock-Up Agreement was attached as an exhibit to Amendment No. 13 to the Schedule TO filed by Motorola with the SEC on the date of this Supplement, and the summary description of the Lock-Up Agreements is qualified in its entirety by reference to the Lock-Up Agreements.

4.    MOTOROLA'S POSITION REGARDING THE FAIRNESS OF THE AMENDED OFFER

        The rules of the SEC require Motorola to express its belief as to the fairness of the Amended Offer to Next Level's unaffiliated shareholders.

        Motorola made its initial fairness determination in connection with the tender offer on January 11, 2003. Motorola's Board of Directors ("Motorola Board") by resolution has delegated the authority to its Chief Executive Officer to execute, consummate and deliver all certifications and other documents on behalf of Motorola in connection with any acquisition transaction of the size of the original Offer and this Amended Offer without further board approval. Under the Motorola Board's resolution, the Chief Executive Officer has the right to delegate this authority to other persons, and he delegated this authority in connection with the Offer to a three-person committee ("Committee") consisting of members of Motorola management. The Committee met on a number of occasions during the period from January 9, 2003 through January 11, 2003 to determine whether and how to acquire the common stock of Next Level not owned by Motorola or its subsidiaries, to set an offer price per share, and to consider the procedural and substantive fairness of the transaction to Next Level's unaffiliated shareholders. On January 11, 2003, the Committee decided to proceed with a tender offer at the purchase price and with the procedural protections included in the Offer to Purchase and determined, on behalf of Motorola, that a tender offer so structured would be both procedurally and substantively fair to Next Level's unaffiliated shareholders for the reasons stated in the Offer to Purchase. The decision of the Committee was unanimous. The Motorola Board was fully informed of management's consideration of the tender offer, and no director has raised an objection that the Offer at the price and on the other terms set forth in the Offer to Purchase was unfair to Next Level's unaffiliated shareholders.

        In connection with the Amended Offer, the Committee met on March 23, 2003, and, on behalf of Motorola, unanimously made a determination as to the fairness of the Amended Offer to Next Level's unaffiliated shareholders.

        Motorola believes that the Amended Offer, with its increased Offer Price of $1.18 per Share, is both financially and procedurally fair to shareholders who are not affiliated with Next Level or Motorola, based on the following:

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  The $1.18 cash per share Amended Offer Price and other terms resulted from active negotiations between the Independent Committee and its representatives and Motorola and its representatives. The Independent Committee consisted of four members of Next Level's board of directors, who are not employees or affiliates of Motorola or Next Level and who were appointed solely to represent the interest of Next Level shareholders who are not affiliated with Motorola. The Independent Committee retained its own independent financial and legal advisors. Messrs. Delaney and Benoist, who are members of Next Level's board of directors designated by Motorola, abstained from discussions regarding the Offer and the Amended Offer.

  •
  As the independent financial advisor to Next Level's Independent Committee, Morgan Stanley rendered an opinion to the effect that as of the date of the opinion and subject to the assumptions and qualifications contained therein, the Amended Offer is fair to Next Level's unaffiliated shareholders from a financial point of view. A copy of the written opinion of Morgan Stanley was attached to the Schedule 14D-9 filed by Next Level on the date of this Supplement.

  •
  The Spencer Trask Shareholders, who collectively hold approximately 2.7 million Shares and own the largest block of Shares other than those owned by Motorola, have committed to tendering their Shares in the Amended Offer at $1.18 per Share.

  •
  The Delaware Chancery Court in and for New Castle County, in denying Next Level's and the Spencer Trask Shareholders' efforts to enjoin Motorola's tender offer, found that "the record developed in connection with these expedited proceedings supports a conclusion that Motorola has fully and adequately disclosed all material information and that its tender offer is not inequitably coercive."

  •
  The Amended Offer is also conditioned upon the tender of a majority of the Shares not owned by Motorola or Excluded Shareholders. Motorola believes that Next Level shareholders are capable of evaluating the fairness of the Offer.

  •
  The $1.18 per Share price represents a 25.5% premium over the closing price on March 21, 2003, which was the last trading day prior to the announcement of the increase of the Offer Price to $1.18 per Share and a 13.5% increase above the $1.04 per Share price originally offered by Motorola in the Offer to Purchase. The $1.18 per Share price also represents a 29.8% premium over the closing price January 10, 2003, which was the last trading day prior to Motorola's announcement of an intention to commence a tender offer for the remaining Shares of Next Level at $1.04 per Share and premiums of 46.0%, 39.2% and 33.5% over the 90, 20 and 5 trading days ending on January 10, 2003 respectively.

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  Motorola believes Next Level's prospects are made highly uncertain by a lack of resources (including research, development and available financing), and a current inability to attract large customers sufficient to develop economies of scale necessary in its business. In Motorola's view, the lack of resources and scalability of Next Level's business substantially impairs Next Level's long-term competitive position.

  •
  Motorola believes that the decline in the trading price of the Shares over the last several years has reflected broader adverse market trends affecting telecommunications equipment suppliers, especially those that lack scale and financial resources. Because Motorola does not see any basis for believing these broader adverse market trends will reverse in the near future, and given Next Level's immediate funding needs, Motorola believes the opportunity for all Next Level shareholders to sell their Shares for $1.18 is beneficial to them.

  •
  In fact, Motorola believes that the $1.18 price substantially exceeds the intrinsic value of the Shares. The price is: (i) $1.85 in excess of tangible book value per share of ($0.67) as of September 30, 2002; (ii) $1.95 to $2.18 in excess of the value of the shares determined by a discounted cash flow analysis by JPMorgan (included in JPMorgan's preliminary report) of Motorola's high case projections for Next Level for 2003 and 2004; and (iii) $3.85 to $3.87 in excess of the value determined by a discounted cash flow analysis by JPMorgan (included in JPMorgan's preliminary report) of Motorola's base case projections for Next Level for 2003 and 2004. Based on the JPMorgan Preliminary Report, the $1.18 price is also $1.59 to $2.35 per Share higher than the value that would be indicated by the trading prices of shares of other comparable public companies. See Special Factors—Section 9 ("Preliminary Report of JPMorgan to Motorola") in the Offer to Purchase and the full text of the Preliminary Report of JPMorgan, dated January 9, 2002, which is attached to the Schedule TO filed on January 27, 2003, as Exhibit (c)(i).

      A summary of the Offer Price as amended compared to these metrics is as follows:

Offer Price vs. Comparable Share Metrics

Offer Price	Tangible Book Value	High Case DCF	Base Case DCF	Comparables
$1.18	($0.67)	($0.77)-($1.00)	($2.67)-($2.69)	($0.41)-($1.17)
  •
  Motorola has, since February 2002, purchased shares of Preferred Stock, which are senior to shares of Next Level common stock in liquidation, dividends and other distributions and have certain other preferential rights described on Schedule C to the Offer to Purchase. The purchase price paid by Motorola in each of those transactions was determined based on the average closing price of the Shares on the five (5) trading days prior to the transaction. For example, the last such purchase occurred in December 2002, at which Motorola paid $830.00 per share of Series A-2 Preferred Stock. Each share of Series A-2 Preferred Stock had the right to vote as and convert into 1,000 shares of Next Level common stock, reflecting an effective price of $0.83 per Share. The purchase price included in the Offer reflects a 42.2% premium over that purchase price (treating such shares of preferred stock on an "as converted" basis). For a description of the rights and preferences of the Series A-2 Preferred Stock, see Schedule C of the Offer to Purchase.

        Motorola's belief that the Amended Offer is procedurally and substantively fair, however, should not be construed as a recommendation by Motorola as to whether you should tender your Shares. Motorola has not considered other factors, other than as stated above, regarding the fairness of the Amended Offer to Next Level shareholders who are not affiliated with Motorola. In particular, Motorola has not independently considered with respect to the fairness of the Amended Offer:

  •
  liquidation value, which Motorola does not believe to be relevant because a substantial portion of the proceeds of any liquidation would be paid to Next Level's creditors and holders of preferred stock before any distributions are made in respect of the Shares. Motorola believes the remainder of any such proceeds, if any, would be minimal.

  •
  other recent firm offers for Next Level, as Motorola is not aware of any.

SUPPLEMENTAL TERMS OF THE TENDER OFFER

1.    TERMS OF THE AMENDED OFFER

        The discussion set forth in the Offer to Purchase under the heading The Tender Offer—Section 1 ("Terms of the Offer") is hereby amended and supplemented as follows:

        Motorola has amended its offer to purchase the Shares. The price per Share to be paid pursuant to the Amended Offer has been increased from $1.04 per Share to $1.18 per Share, net to the seller in cash, upon the terms and subject to the conditions of the Amended Offer. All shareholders whose Shares are validly tendered (and not withdrawn) and accepted for payment (including Shares tendered and not withdrawn prior to the date of this Supplement) will receive the increased price even if such shareholders have previously tendered (and not withdrawn) their Shares and take no further action.

        Upon the terms and subject to the conditions set forth in the Amended Offer (including terms and conditions set forth in Supplemental Terms of the Tender Offer—Section 8 ("Certain Conditions of the Amended Offer")), and if the Amended Offer is further extended, the terms and conditions of such extension or amendment (the "Offer Conditions"), Motorola will accept for payment, and pay for, Shares validly tendered on or prior to the Expiration Date and not withdrawn as permitted by Supplemental Terms of the Offer—Section 4 ("Rights of Withdrawal"). The term "Expiration Date" is hereby amended to mean 5:00 p.m., New York City time, on Friday, April 11, 2003, unless Motorola shall have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Motorola, shall expire. The period from the original date of the Offer until 5:00 p.m., New York City time, on April 11, 2003, as such may be extended is referred to as the "Offering Period."

2.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

        Motorola will accept for payment, and will pay for, the Shares in the Amended Offer as set forth in the Offer to Purchase under the heading The Tender Offer—Section 2 ("Acceptance for Payment and Payment for Shares").

3.    PROCEDURE FOR TENDERING SHARES

        Procedures for tendering Shares for the Amended Offer are set forth in the Offer to Purchase under the heading The Tender Offer—Section 3 ("Procedure for Tendering Shares"). Shareholders tendering shares may use the original (blue) Letter of Transmittal that was distributed with the Offer to Purchase or the revised (purple) Letter of Transmittal distributed with this Supplement and will nevertheless receive $1.18 per Share, upon the terms and subject to the conditions of the Offer.

4.    RIGHTS OF WITHDRAWAL

        The rights of withdrawal pursuant to the Amended Offer are set forth in the Offer to Purchase under the heading The Tender Offer—Section 4 ("Rights of Withdrawal").

5.    PRICE RANGE OF SHARES; DIVIDENDS

        The Shares are quoted on the Nasdaq National Market under the symbol "NXTV." The following table sets forth, for the calendar quarters indicated, the high and low sales prices for the Shares on the Nasdaq National Market based upon public sources:

Calendar Year	Sales Price High	Low
2002
First Quarter	$3.56	$1.38
Second Quarter	$1.91	$0.83
Third Quarter	$1.47	$0.72
Fourth Quarter	$1.10	$0.58
2003
First Quarter (through March 25, 2003)	$1.27	$0.86

        On January 10, 2003, the last full trading day prior to announcement of the Offer, the reported closing price of the Shares on the Nasdaq National Market was $0.91 per Share. On January 24, 2003, the last full trading day prior to commencement of the Offer, the reported closing price of the Shares on the Nasdaq National Market was $1.22 per Share. On March 21, 2003, the last full trading day prior to the announcement of the Amended Offer, the closing price of the Shares on the Nasdaq National Market was $0.94 per Share. On March 25, the trading day immediately prior to the date of this Supplement, the closing price of the Shares in the Nasdaq National Market was $1.18 per Share. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

        To date, Next Level has never paid a dividend on the Shares.

6.    CERTAIN INFORMATION CONCERNING NEXT LEVEL

        Detailed information concerning Next Level is set forth in the Offer to Purchase under the heading The Tender Offer—Section 6 ("Certain Information Concerning Next Level").

7.    CERTAIN INFORMATION CONCERNING MOTOROLA

        Detailed information concerning Motorola is set forth in the Offer to Purchase under the heading The Tender Offer—Section 7 ("Certain Information Concerning Motorola").

8.    CERTAIN CONDITIONS OF THE AMENDED OFFER

        The provisions of the Offer to Purchase under the heading The Tender Offer—Section 10 ("Certain Conditions of the Offer") are hereby supplemented as follows:

        In addition to the Offer Conditions set forth in the Offer to Purchase under the heading The Tender Offer—Section 10 ("Certain Conditions of the Offer"), as previously amended, the Amended Offer is also subject to the additional conditions that:

          (a)  The Independent Committee and the Next Level board of directors (or Next Level acting on the direction of the Independent Committee or board of directors) shall not have withdrawn or amended or modified in any manner adverse to Motorola (whether by amendment to Next Level's Solicitation/Recommendation Statement on Schedule 14D-9 or otherwise) its positive recommendation of the Amended Offer at any time on or prior to the Expiration Date; or

          (b)  The lawsuits described in the Offer to Purchase and the Schedule TO shall have been dismissed or resolved to Motorola's reasonable satisfaction on or before the Expiration Date; or

          (c)  The Spencer Trask Shareholders shall have validly tendered (and not withdrawn) their Shares pursuant to the terms of this Amended Offer and the Lock-Up Agreements.

        The foregoing additional conditions shall be Offer Conditions subject to the terms of the provisions of the Offer to Purchase (including those appearing under the heading The Tender Offer—Section 10 ("Certain Conditions of the Offer") and this Supplement.

        A public announcement shall be made of a material change in, or waiver of, such conditions, and the Amended Offer may, in certain circumstances, be extended in connection with any such change or waiver. All Offer Conditions, other than those conditions dependent upon the receipt of governmental approvals, must be satisfied or waived prior to the Expiration Date.

9.    CERTAIN LEGAL MATTERS

        A detailed description of legal matters is set forth in the Offer to Purchase under the heading The Tender Offer—Section 12 ("Certain Legal Matters") and in certain amendments to Motorola's Schedule TO filed with the SEC. The following supplements this section:

        NEXT LEVEL LITIGATION.    On March 23, 2003, Next Level and the Spencer Trask Shareholders agreed to settle the litigation that they brought against Motorola in an effort to enjoin the tender offer in the matter of Next Level Communications, Inc. et al. v. Motorola, Inc., Civil Action No. 20144 (Court of Chancery of the State of Delaware in and for New Castle County). The basic terms of this agreement are that: (a) Motorola will increase its tender offer price to $1.18 per Share; (b) the plaintiffs will dismiss their claims and provide releases to Motorola and its officers, directors, employees and agents; (c) no financial payment will be made directly to the plaintiffs, and (d) Motorola will agree not seek any monetary damages from any member of the Next Level Independent Committee, other than what may be provided for pursuant to any available Directors and Officers' insurance policy. The full text of the Settlement Agreement among Motorola, Next Level and the Spencer Trask Shareholders was attached as an exhibit to Amendment No. 12 to the Schedule TO filed by Motorola on March 24, 2003, and the summary discussion of the terms of the settlement of this lawsuit is qualified in its entirety by reference to the text of that Settlement Agreement.

        SHAREHOLDER CLASS ACTION LITIGATION.    On March 24, 2003, Motorola and Next Level reached an agreement in principle with counsel for the class plaintiffs in the following six actions:

  •
  Barry Feldman v. J. Michael Norris, et al., Civil Action No. 20114 (Court of Chancery of the State of Delaware in and for New Castle County);

  •
  Robert Bruckner v. Next Level Communications, Inc., et al., Civil Action No. 20115 (Court of Chancery of the State of Delaware in and for New Castle County);

  •
  Fishoff Family Foundation v. Michael J. Norris, et al., Civil Action No. 20118 (Court of Chancery of the State of Delaware in and for New Castle County);

  •
  Mary Gorton v. J. Michael Norris, et al., Civil Action No. 20119 (Court of Chancery of the State of Delaware in and for New Castle County);

  •
  Feldman v. Clay et al., Civil Action No. 20195 (Court of Chancery of the State of Delaware in and for New Castle County);

  •
  Sebastian v. Next Level Communications, Inc. et al., Case No. 231852 (Superior Court of the State of California for County of Sonoma).

The basic terms of the agreement, which is subject to court approval, are that: (a) Motorola will increase its tender offer price to $1.18 per Share; (b) no financial payment will be made directly to the class members; and (c) the class plaintiffs will dismiss their claims and provide releases to Motorola, Next Level Communications, Inc., and their respective officers, directors, employees or agents (other than releases of claims of dissenters' rights under Section 262 of the DGCL). In conjunction with the settlement, Motorola will pay (and not to oppose a fee application of) up to $525,000 and expenses of not more than $25,000.

        The full text of the Memorandum of Understanding among counsel to the parties to these lawsuits was attached as an exhibit to Amendment No. 12 to the Schedule TO filed by Motorola on March 24, 2003. This summary discussion of the settlement terms is qualified in its entirety by reference to the text of the Memorandum of Understanding.

10.  SOURCE AND AMOUNT OF FUNDS

        As a result of the Amended Offer, Motorola estimates that the total amount of funds required to purchase all of the outstanding Shares (other than those already owned by Motorola or its affiliates) pursuant to the Amended Offer and to pay related fees and expenses will be approximately $36.5 million. Motorola has sufficient resources to pay this amount and will pay these funds from its cash on hand.

11.  MISCELLANEOUS

        Motorola has filed with the SEC a Tender Offer Statement on Schedule TO and amendments thereto pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Motorola reserves the right to make further amendments to the Offer to Purchase and to file additional amendments to the Schedule TO. Such Tender Offer Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in the Offer to Purchase under the heading The Tender Offer—Section 6 ("Certain Information Concerning Next Level").

        EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT AND IN THE LETTER OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE AMENDED OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL, AS THE SAME HAVE BEEN AMENDED.

MOTOROLA, INC.

        March 26, 2003

The Depositary for the Amended Offer is:

MELLON INVESTOR SERVICES LLC

By Mail:	By Hand:	By Overnight, Certified or
P.O. Box 3301 South Hackensack NJ 07606 Attn: Reorganization Dept. 07660	120 Broadway—13th Floor New York, NY 10271 Attn: Window Facility	85 Challenger Road Mail Stop—REORG Ridgefield Park, NJ
By Facsimile:	Confirm Facsimile by Telephone:
(201) 296-4293 (For Eligible Institutions Only)	(201) 296-4860 (For Confirmation Only)

        Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Motorola's expense. You may also contact the Dealer Manager or your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Amended Offer is:

17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers Call Collect: (212) 440-9800
 All Others Call Toll-Free (866) 203-9357

The Dealer Manager for the Amended Offer is:

277 Park Avenue, 2nd Floor
New York, New York 10172
(212) 622-2624 (CALL COLLECT)
(866) 262-0777 (CALL TOLL-FREE)

QuickLinks

  EXHIBIT 99(a)(1)(xxii)
SUMMARY TERM SHEET
QUESTIONS AND ANSWERS ABOUT THE AMENDED OFFER
TABLE OF CONTENTS